 Exhibit 99.2

October 23, 2020

British Columbia Securities Commission Ontario Securities Commission

Dear Sirs/Mesdames:

Re: CordovaCann Corp. (the “Company”) Change of Auditor of Reporting Issuer

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated October 15, 2020, delivered to us by the Company in respect of the change of auditor of the Company.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Marcum LLP that we have reviewed the Notice and, based on our knowledge as of the time of receipt of the Notice, we agree with each of the statements regarding Marcum LLP, our tenure as independent auditor and our audit reports. We have no basis to comment on any other information.

I trust the foregoing is satisfactory. Yours very truly,

MARCUM LLP

cc: Board of Directors of CordovaCann Corp.

191228 aud change notice 1020